UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

500.com Limited

(Name of Issuer)
Class A Ordinary shares, par value US$0.00005 per share

(Title of Class of Securities)
33829R100**

(CUSIP Number)

March 3, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A Ordinary Shares, par value US$0.00005 per share (the "Ordinary Shares"). CUSIP number 33829R100 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, which are quoted on the New York Stock Exchange under the symbol "WBAI." Each ADS represents 10 Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33829R100	SCHEDULE 13G	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Falcon Edge Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (See Instructions) IA, PN

CUSIP No. 33829R100	SCHEDULE 13G	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Falcon Edge Global Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 33829R100	SCHEDULE 13G	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Richard Gerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 33829R100	SCHEDULE 13G	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

500.com Limited (the "Issuer")

(b) Address of Issuer’s Principal Executive Offices

500.com Building

Shenxianling Sports Center

Longgang, Shenzhen F4 518115

People's Republic of China

Item 2.	(a) Name of Person Filing.

This statement is filed by:

(1) Falcon Edge Global Master Fund, LP ("FEG Master Fund"), with respect to the Ordinary Shares represented by ADSs held by it;

(2) Falcon Edge Capital, LP ("FEC"), as investment manager of FEG Master Fund, with respect to the Ordinary Shares represented by ADSs directly held by FEG Master Fund; and

(3) Richard Gerson, as the sole director of the Falcon Edge (Cayman) GP, Ltd, indirectly controlling FEC, with respect to the Ordinary Shares represented by ADSs directly held by FEG Master Fund..

(b) Address of Principal Business Office.

The principal business office of Falcon Edge Capital, LP and Richard Gerson is 660 Madison Avenue, 19th Floor, New York, NY 10065, United States of America.

The principal business office of Falcon Edge Global Master Fund, LP is Ugland House, P.O. Box 309, Grand Cayman KY1-1104, Cayman Islands.

(c) Place of Organization.

Falcon Edge Capital, LP is a Delaware limited partnership. Falcon Edge Global Master Fund, LP is a Cayman Islands exempted limited partnership. Richard Gerson is a United States citizen

(d) Title of Class of Securities.

Class A ordinary shares, par value US$0.00005 per share

(e) CUSIP Number.

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 33829R100 has been assigned to the American Depositary Shares ("ADSs") of the Company, which are quoted on the New York Stock Exchange under the symbol "WBAI." Each ADS represents 10 Ordinary Shares.

CUSIP No. 33829R100	SCHEDULE 13G	Page 6 of 9 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 33829R100	SCHEDULE 13G	Page 7 of 9 Pages

Item 4. Ownership

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. On the date of the event which required the filing of this Schedule 13G, each of the reporting persons may have been deemed to be the beneficial owner of more than five percent of the Ordinary Shares.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 254,844,582 Class A Ordinary Shares outstanding as of December 31, 2014 as disclosed in the Issuer's Report of Foreign Private Issuer on Form 6-K filed on February 11, 2015.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 33829R100	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2015

FALCON EDGE CAPITAL, LP

By:	/s/ Richard Gerson
	Name:	Richard Gerson
	Title:	Chairman and CIO

FALCON EDGE GLOBAL MASTER FUND, LP
By: Falcon Edge Capital, LP, as its Investment Manager

By:	/s/ Richard Gerson
	Name:	Richard Gerson
	Title:	Chairman and CIO

By:	/s/ Richard Gerson
	Name:	Richard Gerson

CUSIP No. 87911B209	SCHEDULE 13G	Page 9 of 9 Pages

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: March 13, 2015

FALCON EDGE CAPITAL, LP

By:	/s/ Richard Gerson
	Name:	Richard Gerson
	Title:	Chairman and CIO

FALCON EDGE GLOBAL MASTER FUND, LP
By: Falcon Edge Capital, LP, as its Investment Manager

By:	/s/ Richard Gerson
	Name:	Richard Gerson
	Title:	Chairman and CIO

By:	/s/ Richard Gerson
	Name:	Richard Gerson